Press Information

October 12, 2015

Abhijit Bhattacharya succeeds Ron Wirahadiraksa as CFO at Philips

Amsterdam, the Netherlands – Royal Philips (NYSE:PHG, AEX: PHI) today announced that Abhijit Bhattacharya, who is currently CFO of Philips Lighting and project leader for the creation of Lighting as a standalone company, has succeeded Ron Wirahadiraksa as CFO of Royal Philips, with immediate effect.

Ron Wirahadiraksa, who rejoined Philips in 2008, has resigned from the Board of Management and the Executive Committee and will join a listed company in another industrial sector on December 1, 2015.

“I want to thank Ron for his outstanding contribution during a crucial phase in the transformation of Philips and for his support in driving strategic change and operational improvement,’’ said Frans van Houten, CEO of Royal Philips. “His skills and personal leadership have made a significant difference throughout his long career in the company. On behalf of Philips’ Executive Committee and Supervisory Board, I wish him all the best in his future endeavors.”

“I am very pleased to announce Abhijit as our new CFO. His extensive experience in financial and operational leadership positions at Philips and previously within NXP, together with his ability to successfully manage highly complex projects will enable him to play a key role in driving the transformation of Philips further. I am confident that Abhijit’s experience, combined with the support that he will be receiving from Ron over the coming weeks will ensure a seamless transition.”

Abhijit Bhattacharya (Indian, 1961) joined Philips in 1987 and has held various senior leadership roles in the company in Asia Pacific, Europe and the U.S. He chaired the team responsible for the overall planning and execution of the separation process to create two winning companies focused on the HealthTech and Lighting opportunities, reporting directly to CEO Frans van Houten, and was recently appointed CFO of Philips Lighting. In 2014, he was the CFO of Philips Healthcare, Philips’ largest sector, and headed Philips Investor Relations from 2010 to 2013. Prior to this, he was Head of Operations and Quality of the ST Microelectronics and Ericsson joint venture, and CFO of NXP’s largest business group.

Abhijit Bhattacharya will join Philips’ Executive Committee and will be nominated for appointment to the Board of Management.

For further information, please contact:

Philips Group Communications
Steve Klink
Tel.: +31 6 1088 8824
E-mail: steve.klink@philips.com

Philips Investor Relations
Leandro Mazzoni
Tel.: +31 20 5977055
E-mail: leandro.mazzoni@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a diversified health and well-being company, focused on improving people’s lives through meaningful innovation in the areas of Healthcare, Consumer Lifestyle and Lighting. Headquartered in the Netherlands, Philips posted 2014 sales of EUR 21.4 billion and employs approximately 106,000 employees with sales and services in more than 100 countries. The company is a leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as male shaving and grooming and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.